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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-9
                              (Amendment No. 77)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
                                --------------
                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
                                --------------
 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 77 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4(a) is hereby amended by adding the following at the end thereof:

     On December 18, 2001, Willamette's Board of Directors convened to discuss and evaluate the December 2001 Offer. At the meeting, the Board authorized senior management to continue its previously announced negotiations with Georgia Pacific, to explore with Weyerhaeuser the December 2001 Offer and to analyze other value enhancing alternatives. The Board plans to reconvene the first week in January to review its alternatives.

     The Board is unable, and will be unable, to make a recommendation with respect to the December 2001 Offer until it receives the report of senior management with respect to the results of its analyses and discussions. At such time as Willamette's Board of Directors has received such report and received the complete advice of the Company's management and the Board's legal and financial advisors with respect thereto and with respect to the December 2001 Offer, in each case sufficient to enable the Board to properly discharge its fiduciary duties under Oregon law, the Board will inform Willamette shareholders of its recommendations.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     Item 7 is hereby amended by adding the following at the end thereof:

     The information set forth in Item 4(a) of this Amendment No. 77 is incorporated herein by reference.

     On December 18, 2001, Willamette agreed that, in the event a transaction with Georgia-Pacific is not consummated, Willamette would reimburse Georgia-Pacific for the reasonable costs and expenses incurred in pursuing such a transaction.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (a)(2)(lxxvii)     Form of press release issued by Willamette on
                           December 18, 2001.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2001      WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer
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                                 EXHIBIT INDEX

Exhibit
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(a)(2)(lxxvii)     Form of press release issued by Willamette on December 18,
                   2001.